SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.  20549

               ____________________________________________________

                                   SCHEDULE 13D

                                (Amendment No. 51)

                     Under the Securities Exchange Act of 1934


                           PARAMOUNT COMMUNICATIONS INC.
                                 (Name of Issuer)

                      Common Stock, Par Value $1.00 Per Share
                          (Title of Class of Securities)

                                    699216 10 7
                                  (CUSIP Number)

                             Philippe P. Dauman, Esq.
                                    Viacom Inc.
                                  200 Elm Street
                           Dedham, Massachusetts  02026
                             Telephone: (617) 461-1600
                      (Name, Address and Telephone Number of
                     Person Authorized to Receive Notices and
                                  Communications)

                                     Copy to:

                               Stephen R. Volk, Esq.
                                Shearman & Sterling
                               599 Lexington Avenue
                                New York, NY 10022
                            Telephone:  (212) 848-4000

                                   July 7, 1994
              (Date of Event which Requires Filing of this Statement)

                     ========================================

  If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.
  Check the following box if a fee is being paid with this statement /  /.




                                 Page 1 of ___ Pages

  CUSIP No. 699216 10 7
  (1)  Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
            VIACOM INC.
  -------------------------------------------------------
           I.R.S.  Identification No. 04-2949533
  -------------------------------------------------------

  (2)  Check the Appropriate Box if a Member of Group (See Instructions)

       (a)
           ---------------------------------------------------
       (b)
           ---------------------------------------------------

           ----------------------------------------------------

  (3)  SEC Use Only
                    ------------------------------------------

       -------------------------------------------------------

  (4)  Sources of Funds (See Instructions)
                                           -------------------

       -------------------------------------------------------

  (5)  Check if Disclosure of Legal Proceedings is Required
       Pursuant to Items 2(d) or 2(e).

       -------------------------------------------------------

  (6)  Citizenship or Place of Organization    Delaware
                                            ------------------

       -------------------------------------------------------

  -------
   Number of   (7)    Sole Voting Power
                                       ------------------------
    Shares
                  ---------------------------------------------
  Beneficially (8)    Shared Voting Power        100
                                         ----------------------
   Owned by
               ------------------------------------------------
    Each    (9)   Sole Dispositive Power
                                        -----------------------
  Reporting
                  ----------------------------------------------
    Person     (10)  Shared Dispositive Power     100
                                              ------------------
      With
  ----------      -----------------------------------------------

  (11) Aggregate Amount Beneficially Owned by Each Reporting Person
                  100
                --------------------------------------------------
  (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                -----------------------------------

  (13) Percent of Class Represented by Amount in Row (11)
            100%
       ------------------------------------------------------------

  (14) Type of Reporting Person (See Instructions)   CO
                                                  -----------------

       ------------------------------------------------------------



                                 Page 2 of ___ Pages

  CUSIP No. 699216 10 7

  (1)  Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
                      SUMNER M. REDSTONE
       -------------------------------------------------------------
                      S.S. No.
       -------------------------------------------------------------

  (2)  Check the Appropriate Box if a Member of Group (See Instructions)

       (a)
           ---------------------------------------------------------

       (b)
           ---------------------------------------------------------

          ----------------------------------------------------------

  (3)  SEC Use Only
                   -------------------------------------------------

       -------------------------------------------------------------

  (4)  Sources of Funds (See Instructions)
                                           -------------------------

       -------------------------------------------------------------

  (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).
                             ----------------------------------------

  (6)  Citizenship or Place of Organization   United States
                                           --------------------------

       --------------------------------------------------------------
  -------
   Number of   (7)    Sole Voting Power
                                        -----------------------------
    Shares
                  ---------------------------------------------------
  Beneficially  (8)   Shared Voting Power     100
                                          ----------------------------
  Owned by
               ---------------------------------------------------------
    Each       (9)    Sole Dispositive Power
                                            ----------------------------
   Reporting
                  -------------------------------------------------------
   Person      (10)  Shared Dispositive Power     100
                                             ----------------------------
     With
  ----------               ----------------------------------------------
  (11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                   -------
          100
       --------------------------------------------------------------------

  (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                    ----------------------------------------------------------

  (13) Percent of Class Represented by Amount in Row (11)       100%
                                                         -----------------------

       -------------------------------------------------------------------------

  (14) Type of Reporting Person (See Instructions)             IN
                                                  ------------------------------

       -------------------------------------------------------------------------


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




                       This Amendment No. 51 amends the Statement on
               Schedule 13D (the "Statement") filed with the Securities and Exchange Commission on September 22, 1993 by Viacom Inc. (the "Purchaser") and Sumner M. Redstone. Amendment No. 50 to the Statement reported the expiration of the Purchaser's tender offer to purchase 61,657,432 shares of common stock of Paramount Communications Inc. (the "Company"), par value $1.00 per share (the "Shares"), at a purchase price of $107 per Share, and the acceptance for payment of Shares pursuant thereto. The tender offer was made pursuant to the Offer to Purchase, dated October 25, 1993, as supplemented by the First Supplement to the Offer to Purchase, dated November 7, 1993, as further supplemented by the Second Supplement to the Offer to Purchase, dated January 7, 1994, as further supplemented by the Third Supplement to the Offer to Purchase, dated January 17, 1994 and as further supplemented by the Fourth Supplement to the Offer to Purchase, dated February 1, 1994. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Offer to Purchase, as so supplemented.

               Item 3.   Source and Amount of Funds or Other Consideration.
                         -------------------------------------------------

                       Item 3 of the Statement is hereby amended and
               supplemented as follows:

                       The Shares the subject of this Amendment No. 51 were
               acquired pursuant to the merger of Viacom Sub Inc., a Delaware corporation and a wholly owned subsidiary of the Purchaser ("Merger Subsidiary"), with and into the Company, with the Company as the surviving corporation, in accordance with the terms and conditions of the February Merger
               Agreement, as amended as of May 26, 1994. Pursuant thereto, each Share (other than Shares held by the Purchaser, the Company and their subsidiaries and by holders who have demanded and perfected appraisal rights) has been cancelled and converted into the right to receive (i) .93065 of a share of Viacom
               Class B Common Stock, (ii) $17.50 principal amount of Viacom Merger Debentures, (iii) .93065 of a CVR, (iv) 0.50 of a
               Viacom Three Year Warrant and (v) 0.30 of a Viacom Five Year Warrant.

               Item 4.   Purpose of Transaction.
                         ----------------------

                       Items 4(a), (b), (g), (h) and (i) are hereby amended
               and supplemented as follows:

                       On July 7, 1994, pursuant to the terms and
               conditions of the February Merger Agreement, as amended as of May 26, 1994, (A) Merger Subsidiary was merged with and into the Company with the Company as the surviving corporation, (B) each outstanding Share (other than Shares held by the Purchaser, the Company and their subsidiaries and by holders who have demanded and perfected appraisal rights) was cancelled and converted into the right to receive (i) .93065 of a share of Viacom Class B Common Stock, (ii) $17.50 principal amount of Viacom Merger Debentures, (iii) .93065 of a CVR,
               (iv) 0.50 of a Viacom Three Year Warrant and (v) 0.30 of a Viacom Five Year Warrant, and (C) the Company became a wholly owned subsidiary of the Purchaser. Copies of the press releases issued by the




                                 Page 4 of ___ Pages

               Purchaser on July 6, 1994 and July 7, 1994 are attached hereto as Exhibits 1 and 2, respectively, and are incorporated herein by reference.

               Item 7.      Material to Be Filed as Exhibits.
                            --------------------------------
        Exhibit No.
        -----------
            99.1    Press release issued by Viacom Inc., dated July 6, 1994.

            99.2    Press release issued by Viacom Inc., dated July 7, 1994.




                                 Page 5 of ___ Pages

               Signature
               ---------

                       After reasonable inquiry and to the best of our
               knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.


               July 7, 1994                  VIACOM INC.


                                        By   /s/ Philippe P. Dauman
                                           ------------------------
                                     Name:  Philippe P. Dauman
                                    Title:  Executive Vice President,
                                            General Counsel, Chief
                                            Administrative Officer
                                            and Secretary










                                 Page 6 of ___ Pages

               Signature
               ---------


                         After reasonable inquiry and to the best of my
               knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


               July 7, 1994
                                                     *
                                         -------------------------
                                         Sumner M. Redstone, Individually





*By   /s/ PHILIPPE P. DAUMAN
    ------------------------
      Philippe P. Dauman
      Attorney-in-Fact under Powers
      of Attorney filed as Exhibit (a)(36)
      to the Schedule 14D-1 filed by Viacom
      Inc., National Amusements, Inc. and
      Sumner M. Redstone on October 25, 1993.











                                 Page 7 of ___ Pages

                             Exhibit Index


           Exhibit No.        Description                              Page No.
           ----------         -----------                              --------

            99.1              Press release issued by Viacom Inc.,
                              dated July 6, 1994.

            99.2              Press release issued by Viacom Inc.,
                              dated July 7, 1994.












                                 Page 8 of ___ Pages